Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

CAPITALHOLD LIMITED

CAPITALCORP LIMITED

and

SHANDA GAMES LIMITED

Dated as of April 3, 2015

AGREEMENT AND PLAN OF MERGER, dated as of April 3, 2015 (this “Agreement”), among Capitalhold Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Capitalcorp Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Shanda Games Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, Yili Shengda, Zhongrong Shengda, Zhongrong Investment, Hongtai, Hongzhi and Hao Ding (collectively, the “Rollover Shareholders”) and Parent have executed and delivered a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, (a) the Rollover Shareholders will vote all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (b) the Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, each of the Sponsors (each, a “Guarantor”, and collectively the “Guarantors”) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (each, a “Limited Guarantee” and collectively, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                      The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02                      Closing; Closing Date.

Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Wilson Sonsini Goodrich & Rosati, P.C., Jin Mao Tower, 38F, Unit 3, 88 Century Blvd, Pudong, Shanghai, China as soon as practicable, but in any event no later than the second Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03                      Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04                      Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05                      Memorandum and Articles of Association of Surviving Corporation.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by Law and such memorandum and articles of association; provided that at the Effective Time, (a) Article I of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is “Shanda Games Limited” and the articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “Shanda Games Limited”, (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Plan of Merger, if necessary, and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 6.05(a).

Section 1.06                      Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01                      Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)           each Class A ordinary share, par value $0.01 each, of the Company (a “Class A Share” or, collectively, the “Class A Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class A Shares represented by ADSs and Company RSs) shall be cancelled in exchange for the right to receive $3.55 in cash per Class A Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)           each American Depositary Share, representing two (2) Class A Shares (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective

Time (other than ADSs representing the Excluded Shares), and each Class A Share represented by such ADSs, shall be cancelled in exchange for the right to receive $7.10 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)          each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled without payment of any consideration or distribution therefor;

(d)          each of the Dissenting Shares shall carry no rights other than the right to receive the applicable payments set forth in Section 2.03;

(e)          each of the Company RSs shall be cancelled in accordance with Section 2.02(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(c);

(f)           each of the Company RSUs shall be cancelled in accordance with Section 2.02(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(c);

(g)          all Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(h)          each ordinary share, par value $0.01 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02                      Share Incentive Plan, Outstanding Company Options, Company RS and Company RSUs.

(a)          At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, (iii) cancel each Company RS that is outstanding and (iv) cancel each Company RSU that is outstanding.

(b)          Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company

Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c)           Each former holder (or his or her designee) of a Company RS that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration for each cancelled Company RS of such former holder.

(d)           Each former holder (or his or her designee) of a Company RSU that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration for each cancelled Company RSU of such former holder.

(e)           Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each former holder of Company Options, Company RSs and Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(f)           At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option, Company RS or Company RSU (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options, Company RSs and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options, Company RSs and/or Company RSUs (as applicable).

Section 2.03                      Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)           For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)           The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)           In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04                      Exchange of Share Certificates, etc.

(a)           Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained pursuant to Section 2.03(b), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)           Exchange Procedures. Promptly after the Effective Time (and in any event within three Business Days), the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)           Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share

Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)           Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Corporation.

(e)           Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options, Company RSs and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)           Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent; provided that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(b) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h)           No Liability. None of the Paying Agent, the Rollover Shareholders, the Sponsors, Parent, the Surviving Corporation or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)           Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options, Company RSs or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options, Company RSs or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be.

Section 2.05                      No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares, and for no consideration in the case of Excluded Shares.

Section 2.06                      Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement,

dated September 24, 2009 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07                      Agreement of Fair Value.

Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (it being understood that (1) any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, and (2) notwithstanding that any representation specifically references a section or subsection of the Company Disclosure Schedule, each representation shall be deemed to be qualified by any information in the Company Disclosure Schedule where it is reasonably apparent that such information is relevant to such representation), and (b) as disclosed in the Company SEC Reports filed or furnished prior to the date of this Agreement (excluding any language in such reports that is predictive or forward-looking, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01                      Organization and Qualification; Subsidiaries.

Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except, with respect to clause (ii), where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.02                      Memorandum and Articles of Association.

Except as disclosed in Section 3.02 of the Company Disclosure Schedule, the memorandum and articles of association or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect.  Neither the Company nor any of its

Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable, in any material respect.

Section 3.03                      Capitalization.

(a)           The authorized share capital of the Company consists of 16,000,000,000 Class A Shares and 4,000,000,000 Class B ordinary shares of a nominal or par value of $0.01 each (“Class B Shares” and together with the Class A Shares, the “Shares”).  As of the date hereof, (i) 443,179,215 Class A Shares (which number includes 11,440,370 vested Company RSs and 768,020 vested Company RSUs) and 97,518,374 Class B Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 11,666,618 Shares are reserved for future issuance pursuant to outstanding Company Options, and (iii) 626,377 Shares and 136,368 Shares are reserved for future issuance pursuant to outstanding unvested Company RSUs and unvested Company RSs, respectively. Each Company Option, Company RS and Company RSU was granted in accordance with all applicable Laws in all material respects, all of the terms and conditions of the relevant Share Incentive Plan and in compliance with the rules and regulations of the NASDAQ (“NASDAQ”) in all material respects. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)           Except for the Company Options, Company RSs and Company RSUs referred to in Section 3.03 (a) or as disclosed in Section 3.03(b) of the Company Disclosure Schedule, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(c)           Each outstanding share of capital stock of, or other equity interest in, each Subsidiary wholly-owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its wholly-owned Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests. Each outstanding share of capital stock of or other equity interest that is directly or indirectly owned by the Company in each Subsidiary that is not wholly-owned by the

Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interest.

Section 3.04                      Authority Relative to This Agreement.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the approval of this Agreement and the Merger, obtaining the Company Shareholder Approval).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that the execution of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders (other than holders of Excluded Shares); (ii) approved and declared advisable the Merger, the other Transactions and this Agreement; (iii) resolved to recommend the approval and adoption of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and directed that this Agreement be submitted for approval by the shareholders of the Company at the Shareholders’ Meeting (the “Company Recommendation”) and (iv) taken all such actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including obtaining any necessary consents in respect of the Share Incentive Plans.

(c)           The only vote of the holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Merger is the affirmative vote of shareholders holding two-thirds or more of the voting power represented by the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”).

Section 3.05                      No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger will not, (i) assuming the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or satisfied and that the Requisite Company Vote is obtained, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, license, Company Permit or other instrument or obligation to which the Company of any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, (1) with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect, and (2) with respect to clause (iii), as disclosed in Section 3.05(a)(iii) of the Company Disclosure Schedule.

(b)           Other than filings and/or notices required for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on the Schedule 13E-3 and such Form 6-K), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) the consent, approvals, authorizations or permits of, or filing with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions, except for those that the failure to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06                      Permits; Compliance.

(a)           Except as disclosed in Section 3.06(a) of the Company Disclosure Schedule, (i) the business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC required to be made by the Company or its Subsidiaries in respect of the Company and the Subsidiaries and their capital structure and operations, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws, (v) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (vi) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for such non-compliance, non-possession or failure to complete or remain effective as would not reasonably be expected to have a Company Material Adverse Effect.  Without limiting the foregoing, each of the Company and its Subsidiaries is in compliance with all applicable Law relating to: (A) the privacy of users of (including Internet users who view or interact with) the Company Products and all of the Company’s and its Subsidiaries’ websites; and (B) the collection, use, storage, retention, disclosure, and disposal of any Personal Information collected by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by third parties acting on the Company’s or any of its Subsidiaries’ behalf or having authorized access to the Company’s or any of its Subsidiaries’ records, except, in each case, for such non-compliance as would not reasonably be expected to have a Company Material Adverse Effect.

(b)           In the past three (3) years, except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company, any agent or any other person acting for or on behalf of the Company or any of its Subsidiaries (each, a “Company Affiliate”) has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law or (ii) offered, paid, promised to pay, or authorized any payment or transfer of, anything of value, directly or indirectly, to any Government Official for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any person.

Section 3.07                      SEC Filings; Financial Statements.

(a)           The Company has filed or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed with or furnished to the Securities and Exchange Commission (the “SEC”) by it since December 31, 2012 (the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (in each case, including the rules and regulations promulgated thereunder), and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)           The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)           The audited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, or, in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein, in each case in accordance with GAAP, except to the extent that such information has been amended or superseded by later Company SEC Reports filed prior to the date hereof.

(d)           The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or other persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm, has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is, and since December 31, 2011 there has been, no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

Section 3.08                      No Undisclosed Liabilities. Except as disclosed in Section 3.08 of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (i) which have not and would not reasonably be expected to have a Company Material Adverse Effect, (ii) reflected or reserved against in the 2014 Balance Sheet, (iii) incurred after December 31, 2014, in the ordinary course of business consistent with past practice, or (iv) incurred pursuant to the Transactions.

Section 3.09                      Absence of Certain Changes or Events. Except as disclosed in Section 3.09 of the Company Disclosure Schedule, since December 31, 2014, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (A) any Company Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other Subsidiary of the Company), (C) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or (D) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10                      Absence of Litigation.Except as disclosed in Section 3.10 of the Company Disclosure Schedule, as of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that has had or would reasonably be expected to have a Company Material Adverse Effect.  None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11                      Employee Benefit Plans.True and complete copies of all material benefit and compensation plans, agreements, or arrangements, including plans and agreements to provide severance, change-in-control or retention bonuses, profit-sharing, equity compensation or incentives, deferred compensation, welfare benefits or fringe benefits, employment or consulting agreements (collectively, the “Plans”) covering current or former directors, employees or consultants of the Company or any of its Subsidiaries (or a summary thereof, if any Plan is not in writing), including all amendments thereto, have been provided or made available to Parent and Merger Sub, and Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list of the Plans; provided that with respect to each Plan that is documented on a standard form or template, only such standard form or template is listed in Section 3.11(a) of the Company Disclosure Schedule and only a copy of such standard form or template has been provided or made available to Parent and Merger Sub.

Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any commitment, whether legally binding or not, to create any additional Plan or materially modify or change any existing Plan and (ii) since December 31, 2014 there has been no material change, amendment, modification to, or adoption of, any Plan.

(b)           Except as otherwise specifically provided in this Agreement regarding the Company Options, Company RSs and Company RSUs, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (x) result in any material payment becoming due to any current or former director, employee or consultant of the Company or any of its Subsidiaries under any of the Plans or otherwise; (y) materially increase any benefits otherwise payable under any of the Plans; or (z) result in any acceleration of the time of payment or vesting of any such material payments or benefits.

(c)           There is no outstanding Order against the Plans that would reasonably be expected to have a Company Material Adverse Effect. (i) Each document prepared in connection with each Plan complies in all material respects with applicable Law; (ii) each Plan has been operated in material compliance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (iii) no circumstance, fact or event exists that would result in any material default under, or violation of, any Plan; and (iv) no material Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan.

(d)           Except as disclosed in Section 3.11(d) of the Company Disclosure Schedule, the Company is not obligated, pursuant to any of the Plans, to grant any options or other rights to purchase Shares to any director, employee or, consultant of the Company or any of its Subsidiaries after the date hereof.

Section 3.12                      Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement and (ii) there are no employment related or unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority. No labor strikes, work stoppages, slowdowns or other material labor disputes are underway or have occurred or, to the knowledge of the Company, been threatened in the past three (3) years.

(b)           Except as disclosed in Section 3.12(b) of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, retaliation, civil rights, safety and health, immigration laws, and the payment and withholding of Taxes; and (ii) to the Company’s knowledge, there is no charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened, against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

Section 3.13                      Real Property.

(a)           Section 3.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the “Owned Real Property”). Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Encumbrances.

(b)           The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”) (and all modifications, amendments and supplements thereto). Except as disclosed in Section 3.13(b) of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances.

(c)           As of the date of this Agreement, no third party to any such Leases has given written notice to the Company or any of its Subsidiaries or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Encumbrances.

Section 3.14                      Intellectual Property.

(a)           Section 3.14(a) of the Company Disclosure Schedule contains a list of (i) each item of Registered IP in which the Company or any of its Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another person, or otherwise), (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any other person that, to the knowledge of the Company, has an ownership interest in such item of Registered IP and the nature of such ownership interest.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect or as disclosed in Section 3.14(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property and Technology used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances).

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting, disclosing without authorization or misappropriating or has infringed, diluted, disclosed without authorization or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes, discloses without authorization or misappropriates any Intellectual Property rights of any person or engages in unfair competition or trade practices under the Laws of any relevant jurisdiction. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no third party is currently infringing, diluting, disclosing without authorization or misappropriating any Company Owned IP.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, Proceedings by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property, or to the knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by the Company or any of its Subsidiaries with respect to such Proceeding.

(e)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries own all right, title and interest in and to all Intellectual Property and Technology owned by, claimed or purported to be owned by, or created or developed by, for or under the direction or supervision of, the Company or any such Subsidiary (collectively, “Company Owned IP”), free and clear of any Liens (other than Permitted Encumbrances), and all current or former employees, consultants, or contractors of the Company and each such Subsidiary, as applicable, who are participating or have participated in the creation or development of any such Company Owned IP, have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure and restricted use by such person of confidential information (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by or engagement by the Company or such Subsidiary, and (iii) providing for the waiver of any non-assignable rights, including moral rights, to such Company Owned IP.  Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no employee of the Company or any of its Subsidiaries is (1) bound by or otherwise subject to any Contract restricting such employee from performing their duties for the Company or any such Subsidiary or (2) in breach of any Contract with any former employer or other person concerning Intellectual Property rights or confidentiality due to their activities as an employee of the Company or any such Subsidiary.  Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company Owned IP to any person.

(f)           Except as disclosed in Section 3.14(f) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Company Owned IP. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions materially identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(g)           Except as disclosed in Section 3.14(g) of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, neither the execution, delivery, or performance of this Agreement by the Company nor the consummation of the Merger will, with or without notice or the lapse of time, result in, or give any other person the right or option to cause or declare, (i) a loss of, or Lien on, any Company Owned IP; (ii) a breach, termination, suspension, acceleration or modification of any right or obligation under any Company IP Contract; (iii) the release, disclosure or delivery of any Company Owned IP by or to any escrow agent or other person; (iv) the grant, assignment or transfer by the Company or any Subsidiary to any other person of any license or other right or interest under, to, or in any Company Intellectual Property; or (v) payment of any amount or offer of any discounts by the Company or any Subsidiary in connection with any Company Intellectual Property to any person, in each case in a manner other than that in which the Company or any of its Subsidiaries would be obligated had the Transactions not occurred.

(h)           Except as would not reasonably be expected to have a Company Material Adverse Effect, no funding, facilities, or personnel of any Governmental Authority or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP.

(i)           Section 3.14(i) of the Company Disclosure Schedule contains a list and description of all standard-setting organizations, industry bodies and other standards related activities in which the Company or any of its Subsidiaries has participated in or contributed to, as well as a list of Patents which the Company or any of its Subsidiaries license as a result of its participation in such standards bodies.

(j)           Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no Software used in the operation of the business of the Company and any of its Subsidiaries, including in or for the Company Products (collectively, “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to disrupt or disable the operation of, or provide unauthorized access to, a computer system or network or compromise the privacy or data security of a user.

(k)           No Source Code for Software included in the Company Owned IP for any Company Product has been delivered, licensed, or made available to any escrow agent or other person who is not, as of the date of this Agreement, an employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license, or make available such Source Code for any Company Product to any escrow agent or other person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any such Source Code for any Company Product to any other person who is not, as of the date of this Agreement, an employee of the Company or any of its Subsidiaries.

(l)           No Company Software included in the Company Owned IP is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such Company Software or portion thereof on, (A) the disclosure, licensing or distribution of any Source Code for any portion of such Company Software, or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Software or portions thereof, (C) the licensing under terms that allow the Company Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (D) redistribution at no license fee or (ii) could otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, distribute or charge for any such Company Software.

(m)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company IT Assets are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices in the PRC.

(n)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the  Company and each of its Subsidiaries maintain commercially reasonable information security practices with respect to the collection, storage, retention, use, disclosure and disposal of Personal Information, and there has been no unauthorized access to, or misuse of, Personal Information owned or licensed by the Company or any of its Subsidiaries or in the Company’s or any of its Subsidiaries’ possession or control.

Section 3.15                      Taxes.

(a)           Except as disclosed in Section 3.15 of the Company Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects and all entitlements of Tax exemption, Tax holidays, Tax incentive or other preferential treatments or financial subsidies enjoyed by the Company or any of its Subsidiaries have been obtained in compliance with applicable Laws.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, all Taxes of the Company and its Subsidiaries due and payable have been timely paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of December 31, 2014, exceed in any material respect the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the 2014 Balance Sheet (including any notes thereto).  Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2014 other than in the ordinary course of business consistent with past practice.  Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)           Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any material Tax and there has been no request by any Governmental Authority to execute such a waiver or extension.  No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for, or, to the knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.  No claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e)           Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority.  No submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, preferential treatments or rebates and will not result in the claw-back or recapture of any such Tax exemptions, preferential  treatments or rebates.

Section 3.16                      Environmental Matters.

Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries are in compliance with all applicable Environmental Laws.  The Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c)           Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any third party concerning liability under any Environmental Law.

Section 3.17                      Material Contracts.

(a)           Except (1) for this Agreement, (2) for Contracts filed as exhibits to the Company SEC Reports or incorporated therein by reference and (3) as disclosed in Section 3.17(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)      any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)     any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(iii)    any Contract for the license to or from the Company or any of its Subsidiaries of any material Intellectual Property; and

(iv)    any Contract containing noncompetition or other covenants that in any way purport to restrict the Company or any of its Subsidiaries’ business or limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or containing exclusivity obligations, “most favored  nation” or right of first refusal provisions.

Each such Contract described in clauses (i) through (iv) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract”.

(b)           The Company has made available to Parent true and correct copies of all Material Contracts.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, and enforceable against the Company or such Subsidiary in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.18                      Insurance.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.19                      Opinion of Financial Advisor.

The Special Committee has received the written opinion of Merrill Lynch (Asia Pacific) Limited (the “Financial Advisor”), dated as of the date hereof, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee.  It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.20                      Brokers.

No broker, finder or investment banker (other than the Financial Advisor and the Strategic Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor and the Strategic Advisor pursuant to which such firms would be entitled to any payment relating to the Transactions.

Section 3.21                      Takeover Statute.

The Company is not a party to any shareholder rights plan or “poison pill” agreement.  No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the CICL or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.22                      No Additional Representations.

Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.  Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                      Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02                      Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03                      No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL and (iv) for the Requisite Regulatory Approvals.

(c)           Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04                      Capitalization.

(a)           The authorized share capital of Parent consists solely of 1,000,000,000 ordinary shares, consisting of 800,000,000 class A ordinary shares and 200,000,000 class B ordinary shares, par value $0.000001 each. As of the date hereof, (i) no class A ordinary shares of Parent are issued and outstanding and (ii) 10 class B ordinary shares of Parent are issued and outstanding, which are duly authorized, validly issued, fully paid and non-assessable, half of which are owned by each of Yili Shengda and Zhongrong Shengda. As of the Effective Time, (i) approximately 443,179,215 class A ordinary shares of Parent shall be issued and outstanding, which shall be duly authorized, validly issued, fully paid and non-assessable, approximately 61,776,334, 61,776,335, 80,577,828, 107,438,129, 33,034,220 and 66,068,441 of which shall be owned by Hongtai, Hongzhi, Zhongrong Investment, Hao Ding, Zhengjun Investment and Ningxia Silkroad, respectively, and the remainder of which shall be owned by Zhongrong Legend; and (ii) 97,518,374 class B ordinary shares of Parent shall be issued and outstanding, which shall be duly authorized, validly issued, fully paid and non-assessable, half of which shall be owned by each of Yili Shengda and Zhongrong Shengda. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than the Equity Commitment Letters and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)           The authorized share capital of Merger Sub consists solely of 100,000 ordinary shares, par value $0.01 each. As of the date hereof and as of immediately prior to the Effective Time, one ordinary share of Merger Sub is and shall be issued and outstanding, which is and shall be duly authorized, validly issued, fully paid and non-assessable and is and shall be owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05                      Available Funds and Equity Financing.

(a)           Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (the “Equity Commitment Letters”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth in its Equity Commitment Letter (the “Equity Financing”).  The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b)           As of the date hereof, (i) each of the Equity Commitment Letters is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception) and (ii) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification (other than as permitted by Section 6.07 or this Section 4.05) is contemplated, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect (other than as permitted by Section 6.07 or this Section 4.05).  Assuming (A) the Equity Financing is funded in accordance with the Equity Commitment Letters and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds of the Equity Financing contemplated by the Equity Commitment Letters will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent or Merger Sub on the terms and conditions contained therein.  As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Equity Commitment Letters on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto.

Section 4.06                      Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07                      Guarantees.

Assuming the due authorization, execution and delivery by the Company, each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 4.08                      Absence of Litigation.

To the knowledge of Parent and Merger Sub, as of the date hereof, (a) there is no material Proceeding pending or threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to, prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.09                      Ownership of Company Shares.

As of the date hereof, other than the Rollover Shares, each of which shall be cancelled without payment of any consideration or distribution therefor at the Effective Time, none of Parent, Merger Sub, the Rollover Shareholders and the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10                      Solvency

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Equity Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.11                      Parent Group Contracts

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) the Consortium Agreement, (b) the Equity Commitment Letters, (c) the Support Agreement, and (d) the Limited Guarantees (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof, if any. Other than the Parent Group Contracts, there are no side letters or other oral or written Contracts, agreements, arrangements or understandings (whether or not legally enforceable) (i) relating to or entered into in connection with the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any

of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Corporation following the Effective Time), (ii) relating to or entered into in connection with the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any members of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand, (iii) relating to the operation, governance or management of the Company between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates, and there have been no such Contracts, agreements, arrangements or understanding prior to the date of this Agreement, or (iv) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal and to which, in each case, Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates is a party.

Section 4.12                      Independent Investigation

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.13                      No Additional Representations.

Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                      Conduct of Business by the Company Pending the Merger.

(a)           The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 5.01 of the Company Disclosure Schedule, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice and the Company and each of its Subsidiaries shall use their reasonable best efforts to (A) preserve intact their existing assets in all material respects, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers and key employees and (D) maintain and preserve intact in all material respects their current relationships with customers, suppliers and distributors with which the Company or any of its Subsidiaries has material business relations.

(b)           By way of amplification and not limitation, except (i) as set forth in Section 5.01 of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not and will not permit its Subsidiaries to:

(i)        amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(ii)       other than in connection with the exercise of any Company Options, Company RSs or Company RSUs in accordance with the Share Incentive Plan, (A) issue, sell, pledge, terminate or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of a Lien on, any share capital or other ownership interests of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(iii)      (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any assets of the Company or any of its Subsidiaries having a current value in excess of $50,000,000, except in the ordinary course of business and in a manner consistent with past practice;

(iv)      declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries;

(v)       adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, in each case other than in connection with (A) acquisition in connection with the forfeiture of Company Options, Company RSs or Company RSUs or (B) acquisition in connection with the net exercise of Company Options in accordance with the terms thereof;

(vi)      (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, except for any such acquisitions for consideration not exceeding $50,000,000; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances or capital contribution to, or investment in, any person, except (1) for Indebtedness the outstanding amount of which (after deducting the aggregate amount of cash and cash equivalents held by the Company and its Subsidiaries), does not exceed $200,000,000 or its equivalent in the aggregate for the Company and its Subsidiaries or (2) under the Company’s or any of its Subsidiaries’ existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms); (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $10,000,000 or capital expenditures which are, in the aggregate, in excess of $50,000,000 for the Company and its Subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair and working condition, consistent with past practice; or (D) amend any Contract to effect any matter set forth in this Section 5.01(b)(vi);

(vii)     establish any new Subsidiary;

(viii)    engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole, outside of the Company’s existing business segments;

(ix)       make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(x)       settle any Proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding $10,000,000, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xi)      enter into or materially amend or modify, terminate or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date of this Agreement), or amend, waive, modify, terminate or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xii)     make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiii)    (A) abandon, fail to maintain, or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property; (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (C) develop, create or invent any Intellectual Property jointly with any third party, except under existing arrangements or in the ordinary course of business; (D) disclose or allow to be disclosed any material confidential information or material confidential Company Intellectual Property to any person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, except under existing arrangements or in the ordinary course of business consistent with past practice; or (D) fail to notify Parent promptly of any material infringement, misappropriation, unauthorized disclosure or other violation of or conflict with any material Company Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Company Intellectual Property;

(xiv)     except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any executive officer or director of the Company or any of its wholly-owned Subsidiaries, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, employee or consultant of the Company or any of its Subsidiaries, (C) establish, adopt, materially amend or terminate any Plan (except as required by Law) or materially amend the terms of any outstanding equity-based awards (except as contemplated by this Agreement), (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of material compensation or benefits under any Plan, to the extent not already required in any such Plan or contemplated by this Agreement, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries, or (G) enter into any collective bargaining agreement or similar labor agreement;

(xv)      fail to keep in force material insurance policies providing insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect;

(xvi)     take any action that is intended, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(xvii)    fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xviii)   agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 5.02                      Conduct of Business by Parent and Merger Sub Pending the Merger.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03                      No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations.  Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                      Proxy Statement and Schedule 13E-3.

(a)           As soon as practicable following the date hereof, the Company with the assistance of Parent and Merger Sub, shall prepare the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within 24 hours and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)           Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c)           At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions contemplated herein is sought, Parent shall vote, and shall cause the Rollover Shareholders and their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by the Rollover Shareholders and their respective Affiliates as of the date hereof in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.02                      Company Shareholders’ Meeting.

(a)           As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 but in any event no later than five days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws; and in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)           No later than 30 days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders’ Meeting.  Subject to Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Section 8.03(c), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction or by any Change in the Company Recommendation.

(c)           Notwithstanding Section 6.02(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (iv) if an Intervening Event has occurred and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment upon advice by outside legal counsel engaged by the Special Committee, that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law. If the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five Business Days prior to the Termination Date.

(d)           Parent may request that the Company adjourn or postpone the Shareholders’ Meeting for up to 90 days (but in any event no later than five Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Requisite Company Vote, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be postponed or adjourned in accordance with Parent’s request.

Section 6.03                      Access to Information.

(a)           From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of the Company or any of its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)           Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party; provided that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party, (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)           All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(d)           No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04                      No Solicitation of Transactions.

(a)           Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries), not to, in each case, directly or indirectly, (i) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action to purposefully facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, a Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning the Company or any of its Subsidiaries to, any Third Party in furtherance of such inquiries or to obtain such proposal or offer for a Competing Transaction or any proposal or offer that in the Company’s good faith judgment could reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement) or (v) authorize or permit any of the Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i) – (iv) of this Section 6.04(a). The Company shall notify Parent as promptly as practicable (and in any event within two Business Days after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that in the Company’s good faith judgment could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within two Business Days of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with 24 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits the Company from providing such information to Parent.

(b)           Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub), the Company and its Representatives may, with respect to such proposal or offer and acting only upon the recommendation of the Special Committee:

(i)      contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)      provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)     engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board (acting only upon recommendation of the Special Committee) or the Special Committee, has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (C) provided written notice to Parent at least two Business Days prior to taking any such action.

(c)           Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d−9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation) within 10 Business Days after the commencement thereof, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement thereof or (F) fail to publicly reaffirm the Company Recommendation following any Competing Transaction having been publicly made, proposed or communicated (and not publicly withdrawn) within 10 Business Days after Parent so requests in writing; provided that Parent may not make such request more than one time with respect to any given Competing Transaction unless there shall have been an additional public announcement with respect to such Competing Transaction (any of the foregoing, a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)           Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in violation of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) may effect a Change in the Company Recommendation and/or authorize the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer (ii) after (A) providing at least five Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board or the Special Committee, as applicable, has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board or the Special Committee (to the extent it is within the authority of the Special Committee), as applicable, intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so; it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Equity Financing, so that such Third-Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Equity Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third-Party proposal or offer that the Company Board or the Special Committee, as applicable, has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04, provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three Business Day period rather than the five Business Day period first described above and (iii) following the end of such five Business Day period or three Business Day period (as applicable), the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) that taking into account any changes to this Agreement and the Equity Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)           Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment upon advice by outside legal counsel engaged by the Special Committee, that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation.

(f)           A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of equity securities of the Company, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company, (v) any combination of the foregoing.

(g)           An “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (i) is unknown by the Company Board and the Special Committee as of or prior to the date hereof and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

(h)           A “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than

50% of the total voting power of the equity securities, of the Company that the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel): (A) is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances) and (B) would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) from a financial point of view than the Transactions; provided that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder.

(i)           Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(j)           Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Company Recommendation or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05          Directors’ and Officers’ Indemnification and Insurance.

(a)           The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the

Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)           The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c)           Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply, and Parent shall cause the Surviving Corporation to comply, with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary of the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)           Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment or advancement of any amounts under Section 6.05(c), the  organizational and governing documents of the Company or any of its Subsidiaries, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Corporation (or a Subsidiary nominated by it) shall have the right to participate in any such Proceeding and, at its option, assume the defense of such Proceeding. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Proceeding. In the event the Surviving Corporation (or a Subsidiary nominated by it) assumes the defense of any Proceeding pursuant to this Section 6.05(d), neither the Surviving Corporation nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Proceeding.

(e)           In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f)           The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third-Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06           Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)           any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)           any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)           if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Proceeding; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of covenant under this Section 6.06 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

Section 6.07           Financing.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letters, (ii) maintain in effect the Equity Commitment Letters until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent and/or Merger Sub that are within its control, (iv) consummating the Equity Financing at or prior to the Effective Time and (v) subject to Section 9.08, enforcing the parties’ funding obligations and the rights of Parent and Merger Sub under the Equity Commitment Letters to the extent necessary to fund the Merger Consideration; provided that Parent and/or Merger Sub may amend or modify the Equity Commitment Letters so long as (A) the aggregate proceeds of the Equity Financing (as amended or modified) will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification would not prevent, materially delay or materially impede or impair (1) the ability of Parent and Merger Sub to consummate the Transactions or (2) the rights and benefits of the Company under the Equity Commitment Letters. Parent shall deliver to the Company true and complete copies of such amendment or modification as promptly as practicable after execution thereof. In the event any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letters, Parent shall promptly notify the Company.

(b)           Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Equity Commitment Letters, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Equity Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Equity Financing in a manner that, in each case, would be expected to prevent or materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the Transactions. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Equity Commitment Letters or termination of any such Equity Commitment Letter by any party to such Equity Commitment Letter or (ii) upon the receipt of any written notice from any party to an Equity Commitment Letter with respect to any threatened breach of any material provision of the Equity Commitment Letters or threatened termination of any such Equity Commitment Letters.

Section 6.08                      Further Action; Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry) and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided that no party hereto shall be required to take any such action if such action would have a Company Material Adverse Effect.

(b)           Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09           Obligations of Parent and Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10           Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party or its directors that relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Proceeding against the Company and/or its directors relating to this Agreement or the Transactions, and no such Proceeding shall be settled without Parent’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed); provided that the Company may, without Parent’s prior written consent, settle Proceedings that involve only the payment of money damages not in excess of $1,000,000 in the aggregate.

Section 6.11            Resignations.

To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any of its Subsidiaries designated by Parent.

Section 6.12            Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.  Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in Company Recommendation made in compliance with this Agreement.

Section 6.13            Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Class A Shares and ADSs from NASDAQ and the deregistration of the Class A Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14            Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15            SAFE Registration.

The Company shall as soon as practicable after the date hereof, (a) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by shareholders of the Company who are PRC residents for the registration of their respective holdings of Shares (whether directly or indirectly) in accordance with the requirements of applicable SAFE rules, including by promptly providing such shareholders with such information relating to the Company and its Subsidiaries as is required for such application, and (b) cause its PRC Subsidiaries (to the extent applicable) to comply with the requirements of such SAFE rules.

Section 6.16            No Amendment to Parent Group Contracts or Certain Other Documents.

Without the Company’s prior written consent, (a) Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares or change the number of Rollover Shares of Yili Shengda, Zhongrong Shengda, Zhongrong Investment, Hongtai, Hongzhi and Hao Ding, (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder, (b) Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided or expressly contemplated in the Parent Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right and (c) Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, adopt, enter into or modify any constitutional documents of any member of the Parent Group, any Contract or any understanding that would prevent or materially impair the satisfaction of the condition set forth in Section 7.01(b). Within two Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of any Contract relating to the Transactions that is entered into after the date hereof and to which a member of the Parent Group is a party.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                      Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)           Shareholder Approval.  This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)           No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, that is then in effect or has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions, and the consummation of the Transactions shall not have been subject to any requirement to make any regulatory filing or obtain any regulatory approval under the PRC Anti-Monopoly Law.

Section 7.02                      Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.04 shall be true and correct in all material respects, (ii) the representations and warranties of the Company contained in the first two sentences of Section 3.03(a) shall be true and correct in all respects (except for de minimus inaccuracies), and (iii) each of the other representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except in the case of clause (iii), where the failure of such representations and warranties of the Company to be so true and correct would not constitute a Company Material Adverse Effect.

(b)           Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           No Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

(d)           Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)           Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(2) of the CICL.

Section 7.03                      Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)           Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04                      Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01                      Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the Special Committee).

Section 8.02                      Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting only upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)           the Effective Time shall not have occurred on or before the date falling six months from the date of this Agreement (the “Termination Date”); or

(b)           any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)           the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03                      Termination by the Company.

This Agreement may be terminated by the Company (acting only upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)           a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within 30 days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)           (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within five Business Days following the date on which the Closing should have occurred pursuant to Section 1.02; or

(c)           prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied in all respects with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied in all respects with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c). Any purported termination of this Agreement by the Company pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in accordance with this Section 8.03(c).

Section 8.04            Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)           a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within 30 days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b)           the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05            Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06            Termination Fee and Expenses.

(a)           In the event that:

(i)      (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly made, proposed or communicated (and not publicly withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) and (C) within 12 months after the termination of this Agreement, the Company consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

(ii)      this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)     this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay to Parent or its designees an amount equal to $57,250,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within five Business Days after such termination in the case of a termination referred to in clause (ii), (B) within two Business Days following the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) or (C) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii)); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)           Parent will pay, or cause to be paid, to the Company an amount equal to $114,500,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within five Business Days) following such termination by wire transfer of same day funds); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)           In the event that the Company shall terminate this Agreement pursuant to Section 8.03(a) or Section 8.03(b), then Parent shall pay, or caused to be paid, to the Company by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates in connection with the Transactions up to a maximum amount equal to $3,000,000.

(d)           In the event that Parent shall terminate this Agreement pursuant to Section 8.04, the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions, including the Equity Financing, up to a maximum amount equal to $3,000,000.

(e)           Except as set forth in Section 8.06(c) and Section 8.06(d), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(f)           In the event that the Company fails to pay the Company Termination Fee or any Expenses, or Parent fails to pay the Parent Termination Fee or any Expenses, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee or Expenses, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee or Expenses, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 5.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(g)           Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(h)           (i)           Subject to Section 9.08, the Equity Commitment Letters or the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent

Termination Fee pursuant to Section 8.06(b), the Expenses under Section 8.06(c) and the expenses under Section 8.06(f) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent, Merger Sub, the Guarantors, and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or any Guarantor or Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or Sponsor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), the Expenses under Section 8.06(c) and the expenses pursuant to Section 8.06(f), and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b), Section 8.06(c) and Section 8.06(f), or the Guarantors to the extent provided in the relevant Limited Guarantee.

(ii)           Subject to Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a), the Expenses under Section 8.06(d) and expenses under Section 8.06(f) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a), the Expenses under Section 8.06(d) and the expenses under Section 8.06(f), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a), Section 8.06(d) and Section 8.06(f).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                      Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06 and this Article IX.

Section 9.02                      Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

c/o Ningxia Yilida Capital Investment Limited Partnership
No. 19, Lane 666, Zhangheng Road,
Pudong New Area, Shanghai, China
Attention: Mr. Yingfeng Zhang

c/o Ningxia Zhongyincashmere International Group Co., Ltd.
Zhongyin Avenue, The Cashmere Industrial Park
Lingwu, Ningxia Province, China
Attention: Ms. Xiaofei Chen
Facsimile: 0591-4519290

with a copy to:

Wilson Sonsini Goodrich & Rosati
Jin Mao Tower, 38F, Unit 3
88 Century Blvd, Pudong

Shanghai 200121, China
Attention:  Zhan Chen, Esq.
Facsimile:   +86 21 6165 1799

if to the Company:

Shanda Games Limited

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
The People’s Republic of China
Attention:  Mr. Yingfeng Zhang
Facsimile:   +8621 5050 4740 (ext. 897286)

with a copy to:

Sullivan & Cromwell
28th Floor, Nine Queen’s Road Central
Hong Kong
Attention:  Chun Wei, Esq.
Facsimile:   +852 2522 2280

Section 9.03                      Certain Definitions.

(a)           For purposes of this Agreement:

“2014 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, the British Virgin Islands, Hong Kong or Singapore, a public holiday in the PRC.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company IP Contract” means any Contract, to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property or that otherwise relates to any Company Owned IP or Intellectual Property licensed by, with or to the Company or any of its Subsidiaries.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes affecting the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions in any country or region in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any interpretation thereof after the date hereof; (iii) changes in applicable Law, directives or policies of a Governmental Authority of general applicability, or any interpretation, implementation or enforcement thereof, that are binding on the Company or any of its Subsidiaries; (iv) changes that are the result of factors generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the announcement, pendency or consummation of this Agreement or the identity of Parent and its Affiliates, including, without limitation, the initiation of litigation or other legal proceeding related to this Agreement or the Transactions, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, estimates, budgets, plans or forecasts of its revenues, earnings or other financial performance measures, operating statistics or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, acts of sabotage or terrorism, declarations, outbreaks or escalations of war or major hostilities, or other force majeure events; (viii) changes in the market price or trading volume of Shares or ADSs (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of

“Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any acts or omissions of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the consent of, Parent or any officer or director of Parent, or at the request of Parent; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority required under applicable Law for the conduct of the Company’s business.

“Company Products” means the products and services designed, developed, manufactured, offered, provided, marketed, licensed, sold, distributed or otherwise made available by or for the Company or any of its Subsidiaries.

“Company RS” means each share of restricted stock whether or not granted under the Share Incentive Plan on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company RSU” means each restricted stock unit or other right to acquire Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Shareholder Approval” means the approval and adoption of this Agreement and the Transactions (including the Merger) at the Shareholders’ Meeting by the Requisite Company Vote.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each of the Sponsors, as amended and restated from time to time.

“Consortium Agreement” means the Consortium Agreement by and among Ningxia Yilida, Ningxia Zhongyincashmere, Hongtai, Hongzhi and Hao Ding dated as of March 16, 2015, as amended and supplemented from time to time.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) the Rollover Shares and (ii) Shares held by Parent, the Company or any of their Subsidiaries.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Hao Ding” means Hao Ding International Limited, a company established under the laws of the British Virgin Islands.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Hongtai” means Orient Hongtai (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong and an Affiliate of Orient Securities Company Limited.

“Hongzhi” means Orient Hongzii (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong and an Affiliate of Orient Securities Company Limited.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all Indebtedness of others referred to in clauses (i) through (vii) guaranteed directly or indirectly in any manner by such person and (ix) all Indebtedness referred to in clauses (i) through (vii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (i) patents worldwide, including utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, and including all divisionals, substitutions, continuations, continuations-in-part, continuing prosecution applications, reissues, re-examinations, renewals, restorations, and extensions, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing (“Patents”), including all members of (a) all Patents in the same priority chain (i.e., all Patents that claim priority to the same non-provisional application or applications, and all Patents from which priority is claimed by the identified Patent), (b) all corresponding foreign Patents, and (c) all Patents that are subject to a terminal disclaimer that disclaims the term of any such Patent beyond the term of any member of the family, (ii) Trademarks, (iii) copyrights and all other rights with respect to Works of Authorship, including moral and economic rights however denominated, design rights and database rights therein and thereto, (iv) information and materials not generally known to the public and qualifying as a trade secret under applicable Law, including (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials, and (B) any customer, vendor, and distributor lists, contact and registration information, and correspondence (“Trade Secrets”), including rights to limit the use or disclosure thereof by any person, (v) rights of privacy and publicity, including all rights with respect to the use of a person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (vi) claims and causes of action arising out of or related to any past, current or future infringement, misappropriation, interference or violation of any of the foregoing, (vii) registrations, applications, renewals and extensions for any of the foregoing in clauses (i)-(v), and (viii) any and all other proprietary rights equivalent or similar to the foregoing which may exist or be created under the laws of any jurisdiction in the world.

“knowledge” means, with respect to the Company, the actual knowledge after inquiry of such individual’s direct reports as would be usual in connection with the ordinary course of, and consistent with the past practice of, such individual’s position at the Company, as of the date of this Agreement, of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and General Counsel of the Company, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Leases” shall mean all leases, subleases, licenses, or other similar agreements, including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Ningxia Silkroad” means Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), a limited partnership formed under the laws of the People’s Republic of China and controlled by Ningxia Zhongyincashmere.

“Ningxia Yilida” means Ningxia Yilida Capital Investment Limited Partnership, a limited partnership formed under the laws of the People’s Republic of China and an Affiliate of Mr. Yingfeng Zhang.

“Ningxia Zhongyincashmere” means Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the People’s Republic of China.

“Permitted Encumbrances” shall mean (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) Liens imposed by applicable Law, (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) have otherwise been disclosed to Parent in writing as of the date of this Agreement, (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (x) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business consistent with past practice, (xi) standard survey and title exceptions, and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means individually-identifiable information from or about an individual, including an individual’s: first and last name, home or other physical address, including street name and city or town; telephone number, including home telephone number and mobile telephone number; email address or other online contact information, such as a user identifier or screen name; photograph; financial account number or credit card number; tax identification number, social security number, driver’s license number, passport number or other government-issued identifier; employee identification number; persistent identifier, such as IP address or other unique identifier associated with a person, device or web browser; list of contacts; physical location; or any other information deemed to be personally identifiable information pursuant to applicable Law.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Registered IP” means all Company Owned IP that, as of the date of this Agreement, is registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights, registered Trademarks, registered domain names, and all applications for any of the foregoing.

“Rollover Shares” means (i) with respect to Yili Shengda, 48,759,187 Class B Shares, (ii) with respect to Zhongrong Shengda, 48,759,187 Class B Shares, (iii) with respect to Zhongrong Investment, 80,577,828 Class A Shares, (iv) with respect to Hongtai, 61,776,334 Class A Shares, (v) with respect to Hongzhi, 61,776,335 Class A Shares and (vi) with respect to Hao Ding, 107,438,129 Class A Shares.

“Share Incentive Plan” means the amended and restated Shanda Games Limited 2008 Equity Compensation Plan and all amendments and modifications thereto.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Software” means all (i) computer programs, applications, systems and software code of any nature, whether operational or under development, including executable code, data files, rules, definitions derived from the foregoing, and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow charts, software implementations of algorithms, models and methodologies, program interfaces, and Source Code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites and (v) media, documentation and other works of authorship, including operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, user manuals and training materials, including comments and annotations related thereto, whether machine-readable or otherwise, relating to or embodying any of the foregoing or on which any of the foregoing is recorded, stored, encoded or written on disk, tape, film, memory device, paper or other media of any nature.

“Source Code” means human-readable computer software code, including related programmer comments and annotations, build scripts, test scripts, help text, data and data structures, instructions and other documentation for such computer software code that enables a programmer to understand and modify such software.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Sponsors” means Zhengjun Investment, Ningxia Silkroad and Zhongrong Legend.

“Strategic Advisor” means Kilometre Capital Management Cayman.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, wages, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, protocols, layout rules, schematics, including, build instructions, test instructions, test reports, performance data, procedures, specifications, technical data, product roadmaps, personnel information, customer purchasing histories and any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service names, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications, logos and design marks, fictitious and other business names and identifiers, brand names, collective membership marks, certification marks, slogans, 800 numbers, social media pages or designations, hash tags and other forms of indicia of origin, whether or not registrable as a trademark in any given jurisdiction, including the goodwill symbolized thereby or associated therewith.

“Works of Authorship” means Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, and any modifications, improvements and derivative works of any of the foregoing.

“Yili Shengda” means Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and an Affiliate of Mr. Yingfeng Zhang.

“Zhengjun Investment” means Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), a limited partnership formed under the laws of the People’s Republic of China and an Affiliate of Ningxia Yilida.

“Zhongrong Investment” means Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company organized under the laws of Hong Kong and controlled by Ningxia Zhongyincashmere.

“Zhongrong Legend” means Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), a limited partnership formed under the laws of the People’s Republic of China and controlled by Ningxia Zhongyincashmere.

“Zhongrong Shengda” means Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and controlled by Ningxia Zhongyincashmere.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

ADS; ADSs	Section 2.01(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Class A Share; Class A Shares	Section 2.01(a)
Class B Shares	Section 3.03(a)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Affiliate	Section 3.06(a)(ii)
Company Board	Recitals
Company Group	Section 8.06(h)(i)
Company Intellectual Property	Section 3.14(a)
Company Owned IP	Section 3.14(f)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Software	Section 3.14(j)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)

Defined Term	Location of Definition

Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.19
GAAP	Section 3.07(c)
Guarantor; Guarantors	Recitals
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(b)
Leased Real Property	Section 3.13(b)
Limited Guarantee; Limited Guarantees	Recitals
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
NASDAQ	Section 3.03(a)
NDA	Section 3.17(a)(v)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Group	Section 8.06(h)(i)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(c)
Per Share Merger Consideration	Section 2.01(a)
Plan	Section 3.11(a)
Plan of Merger	Section 1.03
Proceeding	Section 3.10
Proxy Statement	Section 3.05(b)
Record ADS Holders	Section 6.02(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(c)
Requisite Regulatory Approvals	Section 3.05(b)
Rollover Shareholders	Recitals
SAFE	Section 3.06
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.07(a)

Defined Term	Location of Definition

Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Shares	Section 3.03(a)
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.21
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04                      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05                      Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection.  References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.  The symbol “$” refers to United States Dollars.  All $ amounts used in Article III and Article V include the equivalent amounts denominated in other currencies.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”  Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06                      Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07                      Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 and Section 8.06(h) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options, Company RSs and Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08                      Specific Performance.

(a)           Subject to Section 9.08(b) and Section 9.08(d), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(d), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity (including, subject to Section 9.08(b), the Company demanding that Parent and Merger Sub use reasonable best efforts to obtain the Equity Financing in accordance with Section 6.07).

(b)           Notwithstanding the foregoing, the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date on which the Closing is required to have occurred pursuant to Section 1.02 and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing is funded, then the Closing will occur.

(c)           Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(d)           Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a), Expenses under Section 8.06(d) and expenses under Section 8.06(f), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b), Expenses under Section 8.06(c) and expenses under Section 8.06(f), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(e)           This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Equity Commitment Letter (including the expiration or termination provisions thereof).

Section 9.09                      Governing Law; Dispute Resolution.

(a)           This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)                       Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time (the “Rules”) and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10                      Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration in exchange for which each Share (including Shares represented by ADSs) shall be cancelled upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11                      Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12                      Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CAPITALHOLD LIMITED

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

CAPITALCORP LIMITED

By:	/s/ Yingfeng Zhang
	Name:	Yingfeng Zhang
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHANDA GAMES LIMITED

By:	/s/ Heng Wing Chan
	Name:	Heng Wing Chan
	Title:	Chairman

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________ 2014.

BETWEEN

(1)           Capitalcorp Limited, an exempted company incorporated under the laws of the Cayman Islands on September 16, 2014, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub”); and

(2)           Shanda Games Limited, an exempted company incorporated under the laws of the Cayman Islands on June 12, 2008, with its registered office situate at the offices of Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” or “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)           Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated April 3, 2015, made between Capitalhold Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”) pursuant to which the Merger Sub will merge with and into the Company and cease to exist and the Surviving Corporation will continue as the Surviving Corporation in the Merger.

(b)           This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)           Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.           The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING CORPORATION

2.           The name of the surviving corporation (as defined in the Companies Law) shall be Shanda Games Limited.

REGISTERED OFFICE

3.           The Surviving Corporation shall have its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.           Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was $1,000 divided into 100,000 ordinary shares of $0.01 par value per share, of which one share has been issued.

5.           Immediately prior to the Effective Date the authorized share capital of the Company was $200,000,000 divided into 16,000,000,000 Class A ordinary shares of a par value of $0.01 each and 4,000,000,000 Class B ordinary shares of a par value of $0.01 each, of which [•] Class A ordinary shares and [•] Class B ordinary shares have been issued fully paid.

6.           The authorized share capital of the Surviving Corporation shall be $1,000 divided into 100,000 ordinary shares of $0.01 par value per share.

7.           On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)           Each Share issued and outstanding immediately prior to the Effective Time other than (i) the Excluded Shares and (ii) the Dissenting Shares shall be cancelled in exchange for the right to receive the Per Share Merger Consideration, being US$3.55 without interest.

(b)           Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled without payment of any consideration or distribution therefor.

(c)           Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the merger pursuant to Section 238 of the Companies Law shall be exchanged for a payment of the fair value of such shares resulting from the procedure in Section 238 of the Companies Law.

(d)           All Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist.

(e)           Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share of a nominal or par value $0.01 of the Surviving Corporation.

8.           On the Effective Date, the rights and restrictions attaching to ordinary shares of the Surviving Corporation are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.           The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10.           On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.           The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.           There are no amounts or benefits payable to the directors of the Constituent Companies upon the Merger taking effect.

DIRECTORS OF THE SURVIVING CORPORATION

13.           The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS

SECURED CREDITORS

14.           Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as of immediately prior to the Merger; and the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.           This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

APPROVAL AND AUTHORIZATION

16.           This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to Section 233(3) of the Companies Law.

17.           This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to Section 233(6) of the Companies Law.

COUNTERPARTS

18.           This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.           This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Capitalcorp Limited:

[Name]
Director

For and on behalf of the Company:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation)